

CCU

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES THIRD QUARTER 2006 VOLUMES

(Santiago, Chile, October 6, 2006) – CCU (NYSE: CU) reported today preliminary third quarter 2006 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	Third Quarter		Year to Date 2006	
Chile:	Volumes	% Change	Volumes	% Change
Beer	976,138	22.1%	3,211,346	15.4%
Soft Drinks	789,231	14.0%	2,436,524	6.9%
Nectars	141,846	20.9%	388,464	21.6%
Mineral Waters	220,647	5.2%	805,817	12.2%
Wine – Domestic	138,465	-13.7%	350,461	-11.2%
Wine – Export[1]	98,594	-12.2%	271,407	-3.4%
Pisco	61,709	-6.3%	147,243	1.7%
Total Chile[2]	**2,426,631**	**12.5%**	**7,611,262**	**10.0%**
Argentina:				
Beer	498,952	10.4%	1,572,906	6.3%
Wine[1-3]	12,288	7.2%	30,298	5.6%
Total Argentina	**511,240**	**10.3%**	**1,603,204**	**6.3%**
TOTAL	**2,937,871**	**12.1%**	**9,214,466**	**9.3%**

CCU plans to release its consolidated third quarter results by the end of October.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest Chilean pisco producer and also participates in the confectionery industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.

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[1] Does not include bulk wine sales.
[2] Does not include confectionery sales volume.
[3] Includes domestic and export sales volume.